
September 27, 2022

Fei Wang
Chief Executive Officer
Yong Bai Chao New Retail Corporation
3209, South Building, Building 3,
No. 39 Hulan West Road, Baoshan District
Shanghai, People's Republic of China, 200443

> **Re: Yong Bai Chao New Retail Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **Supplemental response letter dated September 14, 2022**
> **File No. 000-56129**

Dear Mr. Wang:

We have reviewed your September 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1. We have reviewed your response to comment number 1. To the extent your acquisition of Yong Bai Chao New Retail (Shenzen) Co. Ltd. ("YBC") or any other China-based entity acquisition has been consummated by the time your next Form 10-K is filed, we would expect you to fully comply with all of the requirements specified in the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021, such as those disclosure requirements pertaining to contractual arrangements between any Wholly Foreign-Owned Enterprise ("WFOE") and the variable interest entities ("VIE's"), including providing a diagram of your corporate structure

identifying the person or entity that owns the equity in each depicted entity, and a description of the conditions you expect to have satisfied for consolidation of the VIEs under U.S. GAAP, and to disclose that you will be the primary beneficiary of the VIEs for accounting purposes. Further, provide a clear description of how cash will be transferred through your organization, including any dividends or distributions that a subsidiary or consolidated VIE makes to you, and subsequent to U.S. investors. Also, disclose whether you have been or expect to be identified by the Commission under the HFCAA. We may have further comment upon review of your response and of the actual disclosures provided in your next Form 10-K.

You may contact Beverly Singleton at (202) 551-3328 or Melissa Gilmore at (202) 551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing